Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                           7 September 2005

                              WPP GROUP PLC ("WPP")

                  Bates Asia acquires Enterprise Nexus in India

WPP announces that its wholly-owned operating company Bates Asia, the leading pan-Asian advertising agency network, has agreed, conditional on regulatory approval, to acquire a majority stake in Enterprise Nexus Communications Private Limited ("Enterprise Nexus"), a leading Indian creative advertising agency. On completion Lowe & Partners Limited, part of the Interpublic Group of Companies, will sell its existing minority stake in Enterprise Nexus to WPP. Following the acquisition Enterprise Nexus will be merged with WPP's existing Bates India operation.

The successor to Enterprise Advertising, founded in 1983, and Nexus Equity Advertising, Enterprise Nexus is headquartered in Mumbai, with offices in Delhi and Bangalore. Enterprise Nexus has 130 full time employees and clients include major Indian and multinational companies.

Enterprise Nexus's last audited revenues for the year ended 31 March 2004 were Rs 148 million, with net assets at the same date of Rs 31 million.

This investment reinforces WPP's comprehensive communications services offer and continues the Group's strategy of developing its networks in important and fast growing markets and sectors.

For further information please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com